**Mercedes-Benz Auto Receivables Trust 2016-1**
**Investor Report**
Collection Period Ended        31-Jan-2020

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 41 | | | |
| Collection Period (from... to) | 1-Jan-2020 | 31-Jan-2020 | | |
| Determination Date | 13-Feb-2020 | | | |
| Record Date | 14-Feb-2020 | | | |
| Distribution Date | 18-Feb-2020 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Jan-2020 | 18-Feb-2020 | Actual/360 Days | 34 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Jan-2020 | 15-Feb-2020 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 350,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 500,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 532,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-4 Notes | 115,970,000.00 | 113,606,771.11 | 99,888,243.52 | 13,718,527.59 | 118.293762 | 0.861328 |
| **Total Note Balance** | **1,497,970,000.00** | **113,606,771.11** | **99,888,243.52** | **13,718,527.59** | | |
| | | | | | | |
| Overcollateralization | 38,416,784.98 | 38,409,669.62 | 38,409,669.62 | | | |
| Adjusted Pool Balance | 1,536,386,784.98 | 152,016,440.73 | 138,297,913.14 | | | |
| Yield Supplement Overcollateralization Amount | 54,889,203.04 | 3,983,277.83 | 3,564,159.86 | | | |
| **Pool Balance** | **1,591,275,988.02** | **155,999,718.56** | **141,862,073.00** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,416,784.98 | 2.50% |
| Target Overcollateralization Amount | 38,409,669.62 | 2.50% |
| Current Overcollateralization Amount | 38,409,669.62 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.750000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 1.110000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.260000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-4 Notes | 1.460000% | 138,221.57 | 1.191874 | 13,856,749.16 | 119.485636 |
| **Total** | | **$138,221.57** | | **$13,856,749.16** | |

**Mercedes-Benz Auto Receivables Trust 2016-1**
**Investor Report**

Amounts in USD

## Available Funds

| | |
|---|---|
| Principal Collections | 13,982,356.93 |
| Interest Collections | 437,649.17 |
| Net Liquidation Proceeds | 79,344.39 |
| Recoveries | 135,368.48 |
| Purchase Amounts | 0.00 |
| Advances made by the Servicer | 0.00 |
| Investment Earnings | 23,671.18 |
| **Available Collections** | **14,658,390.15** |
| Reserve Fund Draw Amount | 0.00 |
| **Available Funds** | **14,658,390.15** |

## Distributions

| | |
|---|---|
| (1) Total Servicing Fee | 129,999.77 |
|    Nonrecoverable Advances to the Servicer | 0.00 |
| (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| (3) Interest Distributable Amount Class A Notes | 138,221.57 |
| (4) Priority Principal Distributable Amount | 0.00 |
| (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| (6) Regular Principal Distributable Amount | 13,718,527.59 |
| (7) Additional Servicing Fee and Transition Costs | 0.00 |
| (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| (9) Excess Collections to Certificateholders | 671,641.22 |
| **Total Distribution** | **14,658,390.15** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 129,999.77 | 129,999.77 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| Monthly Interest Distributable Amount | 138,221.57 | 138,221.57 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 138,221.57 | 138,221.57 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 138,221.57 | 138,221.57 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 13,718,527.59 | 13,718,527.59 | 0.00 |
| Aggregate Principal Distributable Amount | 13,718,527.59 | 13,718,527.59 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---:|
| Reserve Fund Required Amount | 3,840,966.96 |
| Reserve Fund Amount - Beginning Balance | 3,840,966.96 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 5,207.98 |
| minus Net Investment Earnings | 5,207.98 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,840,966.96 |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 5,207.98 |
| Net Investment Earnings on the Collection Account | 18,463.20 |
| Investment Earnings for the Collection Period | 23,671.18 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,591,275,988.02 | 59,357 |
| | | |
| Pool Balance beginning of Collection Period | 155,999,718.56 | 17,247 |
| Principal Collections | 9,767,469.82 | |
| Principal Collections attributable to Full Pay-offs | 4,214,887.11 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 155,288.63 | |
| Pool Balance end of Collection Period | 141,862,073.00 | 16,282 |
| Pool Factor | 8.91% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.09% | 3.28% |
| Weighted Average Number of Remaining Payments | 50.38 | 17.92 |
| Weighted Average Seasoning (months) | 15.40 | 53.13 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 140,147,204.92 | 16,141 | 98.79% |
| 31-60 Days Delinquent | 1,266,810.46 | 104 | 0.89% |
| 61-90 Days Delinquent | 318,659.79 | 29 | 0.22% |
| 91-120 Days Delinquent | 129,397.83 | 8 | 0.09% |
| Total | 141,862,073.00 | 16,282 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.316% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 155,288.63 | 17 | 24,700,803.38 | 1,040 |
| Principal Net Liquidation Proceeds | 79,344.39 | | 6,354,930.42 | |
| Principal Recoveries | 130,550.09 | | 10,712,095.24 | |
| Principal Net Loss / (Gain) | (54,605.85) | | 7,633,777.72 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.440%) |
| Prior Collection Period | 0.883 % |
| Second Prior Collection Period | (0.547%) |
| Third Prior Collection Period | 1.032 % |
| | |
| Four Month Average | 0.232% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.480% |
| **Average Net Loss / (Gain)** | 7,340.17 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.